Exhibit 14.1

PREMIER ENTERTAINMENT BILOXI LLC

(D/B/A Hard Rock Hotel & Casino Biloxi)

CODE OF BUSINESS CONDUCT AND ETHICS

As Adopted November 17, 2004

This Code of Business Conduct and Ethics covers a wide range of business practices and procedures.  It does not cover every issue that may arise, but it sets out basic principles to guide all directors, officers, and employees of the Company.(1)  All of our directors, officers, and employees must conduct themselves accordingly and seek to avoid even the appearance of improper behavior.  This Code should also be provided to and followed by the Company’s agents and representatives, including consultants.

If a law (including a federal or state regulation) conflicts with a policy in this Code, you must comply with the law.  If you have any questions about these conflicts, you should ask your supervisor or the Company’s General Counsel how to handle the situation.

Those who violate the standards in this Code will be subject to disciplinary action, up to and including termination of employment or other association with the Company.  If you are in a situation which you believe may violate or lead to a violation of this Code, follow the guidelines described in Sections 15 and 16 of this Code.

1.             Compliance with Laws, Rules, and Regulations

Obeying the law, both in letter and in spirit, is the foundation on which this Company’s ethical standards are built.  All directors, officers, and employees of the Company must respect and obey the applicable laws and regulations of the United States and the State of Mississippi.  Although not all directors, officers, and employees of the Company are expected to know the details of these laws and regulations, it is important to know enough to determine when to seek advice from supervisors, managers, or other appropriate personnel.

2.             Conflicts of Interest

A “conflict of interest” exists when the private interest of a director, officer, or employee of the Company interferes or conflicts in any way with the interests of the Company.  A conflict situation can arise when a director, officer, or

(1)           As used herein, the term “director” means each member of the Company’s Board of Managers and the Manager of the Company.  The term “Company” refers to Premier Entertainment Biloxi LLC.

employee of the Company, or a member of his or her family, receives improper personal benefits as a result of his or her position with the Company.  Loans and guarantees by the Company may also create conflicts of interest, and most loans to and guarantees of obligations of directors and executive officers are prohibited by federal securities laws.

Conflicts of interest also arise when a director, officer, or employee of the Company works simultaneously for a competitor, customer, or supplier.  Conflicts of interest may not always be clear-cut, so if you have a question, you should consult with higher levels of management or the Company’s General Counsel.  Any director, officer, or employee of the Company who becomes aware of a conflict or potential conflict should bring it to the attention of a supervisor, manager, or other appropriate personnel or consult the procedures described in Sections 15 and 16 of this Code.

By way of example, but by no means limiting what may constitute a conflict of interest, unless specifically approved as provided in Section 14 of this Code, no director, officer, or employee of the Company shall:

(i)            Perform services for or maintain, directly or indirectly, a business relationship of any nature with a competitor, customer, vendor, or supplier, except where such service is performed or relationship is maintained solely on behalf of the Company

(ii)           Maintain or develop a personal relationship with any person who works for any entity that does business with the Company

(iii)         Receive and keep anything of value in excess of One Hundred Dollars ($100.00) on an annualized basis from any person or entity that does business with or that wishes to do business with the Company.  (Note:  This restriction also applies to immediate family members of directors, officers, and employees of the Company; however, this prohibition does not apply to [a] free or reduced-rate hotel accommodations, travel, meals, entertainment, and other services to the extent commonly furnished in the gaming and/or hotel industry on a reciprocal basis or [b] to meals and travel furnished in connection with an appropriate business activity of the Company.)  Any gift received in excess of this value must be returned to the sender or given to charity.  In either case, the sender should receive a letter from the recipient explaining the action taken and our gift policy in this regard.

Remember, a conflict of interest arises in any situation in which a director, officer, or employee of the Company’s contacts or position in the Company are used to advance that individual’s personal business or financial interests, whether or not at the expense of the Company.  In other words, business should be awarded on the basis of the best price, dependability as to delivery and quality, and other terms ensuring material and services of the desired quality and quantity.  The terms of doing business with lessees, vendors, guests, and customers should be fair and determined on the basis of competition, market conditions, and other economic factors.  Accordingly, wherever practicable, purchases of material and services are to be based upon competitive bidding.

The Compliance Officer shall have the duty and responsibility, with the assistance and cooperation of the Internal Audit Department and other departments, if appropriate, to investigate potential conflicts of interest, to report to the Compliance Committee the findings thereof, and recommend appropriate remedial action.  Action may include divestiture of the interest, termination of the relationship, realignment or reassignment of job functions, or termination, if appropriate.

3.             Insider Trading (or its equivalent)

Directors, officers, and employees of the Company who have access to or become aware of confidential information are not permitted to use or share that information for any other purpose except the conduct of our business.  All non-public information about the Company, as well as non-public information about our customers and suppliers, should be considered confidential information.  To use non-public information for personal financial benefit or to “tip” others who might make an investment decision on the basis of this information is not only unethical but also illegal.  If you have any questions, please consult with the Company’s General Counsel.

4.             Corporate Opportunities

Directors, officers, and employees of the Company are prohibited from taking for themselves personally, or diverting to other persons, opportunities that are discovered through the use of Company property, information, or position without the consent of the Company’s Board of Managers.  No director, officer, or employee of the Company may use Company property, information, or position for personal gain, and no Company director, officer, or employee may compete with the Company directly or indirectly during his or her tenure with the Company.  Directors, officers, and employees of the Company owe a duty to the Company to advance its legitimate interests when the opportunity to do so arises.

5.             Confidentiality

All directors, officers, and employees of the Company must maintain the confidentiality of confidential information entrusted to them by the Company, its customers or suppliers, or others, except when disclosure is authorized by the Board of Managers or the General Counsel or required by law or regulation.  Confidential information includes all non-public information that might be of use to competitors or harmful to the Company, its customers or suppliers or others, if disclosed.  It also includes information that customers or suppliers have entrusted to us.  The obligation to preserve confidential information continues even after your employment or other association with the Company ends.

By way of example only, the following conduct is prohibited by this section:

(i)            Selling non-public information

(ii)           Using non-public information in the course of employment outside the Company

(iii)          Using non-public information in connection with dealing in securities

(iv)          Using non-public information for publication, or the basis for material for publication, in newspapers, magazines, or books

6.             Information Regarding Competitors

In the normal course of business, it is not unusual to acquire information about many other companies and organizations, including competitors.  Doing so is a normal business activity and is not unethical in itself.  Information may be collected from a variety of legitimate sources to evaluate the relative merits of the Company’s own products, services, and marketing methods, to evaluate a potential acquisition, or for other legitimate business purposes.  Doing so is proper and necessary in a competitive system.

There are limits to the ways that information should be acquired and used, especially information about competitors.  If in doubt whether utilizing a particular source is improper, Representatives should first seek clarification from the Office of the General Counsel or the Compliance Officer.

Under no circumstances should such information be used in any manner that would suggest an agreement between the Company and any competitor to:

(i)            Fix, stabilize, or control prices

(ii)           Allocate products, markets or territories

(iii)         Boycott certain customers or Suppliers

(iv)          Refrain from the sale of any product

No director, officer, or employee of the Company should ever join with any competitor in discussions, agreements, or understanding (whether by telephone, correspondence, at meetings or otherwise) concerning rates, prices or allocations of territories, customers, or sales.

7.             Competition and Fair Dealing

We seek to outperform our competition fairly and honestly.  Stealing proprietary information, possessing trade secret information that was obtained without the owner’s consent, or inducing such disclosures by past or present directors, officers, employees, and consultants of other companies is prohibited.  Each director, officer, and employee of the Company should endeavor to respect the rights of and deal fairly with the Company’s customers, suppliers, competitors, and employees.  No director, officer, or employee of the Company shall take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, and any other intentional unfair-dealing practice.

The purpose of business entertainment and gifts in a commercial setting is to create good will and sound working relationships, not to gain unfair advantage with customers, suppliers, and competitors.  No gift or entertainment should ever be offered, given, provided, or accepted by any officer, director, or employee of the Company, or any of their family members, unless it:

(i)            Is not a cash gift

(ii)           Is consistent with customary business practices

(iii)         Does not exceed One Hundred Dollars ($100.00) in value on an annualized basis per individual

(iv)          Is not and cannot be construed as a bribe, kickback, payoff or similar remuneration or consideration

(v)            Is neither so frequent nor extensive as to raise any question of propriety

(vi)          Does not violate any law or regulation

Please discuss with your supervisor or the Company’s General Counsel any gifts or proposed gifts which you are not certain are appropriate.  See also Section 2 (iii) concerning conflicts of interest and Section 11 concerning gifts and other payments to government representatives.

8.             Discrimination and Harassment

The diversity of the Company’s employees, consultants, and contractors is a tremendous asset.  We are firmly committed to provide equal opportunity in all aspects of employment and contractual relations and will not tolerate any unlawful discrimination or workplace harassment of any kind or violent, coercive, or threatening behavior.  Intolerable conduct includes but is not limited to derogatory or insensitive communication of any nature (including use of the internet) that involves race, ethnicity, or sexual overtones, and unwelcome sexual advances.

9.             Record-Keeping

The Company requires honest and accurate recording and reporting of information to make responsible business decisions.  For example, only the true and actual number of hours worked should be reported.

Many employees regularly use business expense accounts, which must be documented and recorded accurately.  If you are not sure whether a certain expense is legitimate, ask your supervisor or the Company Chief Financial Officer.  Business expense accounts should not be used for personal expenses.

All of the Company’s books, records, accounts, and financial statements must be maintained in reasonable detail, must appropriately reflect the Company’s transactions, and must conform both to applicable legal requirements and to the Company’s system of internal controls.  Unrecorded or “off the books” funds or assets may not be maintained unless permitted by applicable law or regulation.

Business records and communications often become public, and we should avoid exaggeration, derogatory remarks, guesswork, or inappropriate characterizations of people and companies that can be misunderstood.  This applies equally to e-mail, internal memos, and formal reports.

10.          Protection and Proper Use of Company Assets

All directors, officers, and employees of the Company should endeavor to protect the Company’s assets and ensure their efficient use.  Theft, carelessness, and waste have a direct effect on the Company’s profitability.  Any suspected incident of fraud or theft should be immediately reported to your supervisor or the Company’s General Counsel for investigation.  Company equipment should not be used for non-Company business, though incidental personal use may be permitted.

The obligation of directors, officers, and employees of the Company to protect the Company’s assets includes the obligation to protect the Company’s proprietary information.  Proprietary information includes intellectual property such as trade secrets, patents, trademarks, and copyrights, as well as business, marketing and service plans, engineering and manufacturing ideas, designs, databases, e-mails, source code and object code, records, salary information, and any unpublished financial data and reports.  Unauthorized use or distribution of this information violates Company policy.  It could also be illegal and result in civil or criminal penalties.

11.          Payments to Government Personnel

The U.S. government has a number of laws and regulations regarding business gratuities which may be accepted by U.S. government personnel.  The promise, offer, or delivery to an official or employee of the U.S. government of a gift, favor, or other gratuity in violation of these rules would not only violate Company policy but could also be a criminal offense.  State and local governments may have similar rules.  Nothing of value should be given to or provided for any personnel of the Mississippi Gaming Commission.

Under no circumstances shall any Company director, officer, or employee make or offer anything of value, directly or indirectly, to any government official to induce that official to perform or not perform his or her official functions in an improper manner.  Except as specified above, gifts, entertainment, and other similar expenses shall not be considered prohibited under this Section if they are lawful, customary, nominal in amount (less than One Hundred Dollars [$100.00] in value), and not provided in consideration for any improper action by the recipient.

Be advised that in the State of Mississippi, you must register as a lobbyist if you, on your own behalf or on behalf of the Company, provide or cause to be provided, anything exceeding Two Hundred Dollars ($200) in value, on a collective basis during a calendar year, to public or elected officials or to public or government employees.

Company directors, officers, and employees must be constantly alert for situations that have a high potential of creating an appearance that the Company is not complying with the highest ethical standards of conduct.  Such situations include:

(i)            Giving or passing through third parties, money or property to a government official to obtain or prevent government actions, other than lawful, bona fide political contributions

(ii)           Engaging consultants with personal, familial, or financial relationships to government officials for the purpose of improperly exploiting those relationships

(iii)          Providing gifts or gratuities to government officials, political party officials, candidates for public office, their family members, or close associates, including free or discounted lodging and transportation, unless permitted by applicable law

(iv)          Extravagant entertaining of government officials, their family members, or close associates

(v)           Making indirect payments to government officials, their family members, or close associates

(vi)          Providing use of Company facilities to elected or government officials for free or below fair rental value

(vii)         Making payments of greater than normal consideration in light of the actual services rendered

(viii)        Making payments to persons or consultants outside the usual and customary scope of a transaction

12.          Political Contributions

The Company is prohibited from making a contribution (or providing anything of value), whether directly or indirectly, to any federal election campaign, political party, or political action committee.

In the State of Mississippi, the Company is prohibited from contributing more than One Thousand Dollars ($1,000.00) per year, directly or indirectly, to a candidate or the candidate’s committee, and is also prohibited from contributing more than One Thousand Dollars ($1,000.00) annually to any political party.

13.          Additional Provisions for President and Senior Financial Officers

In addition to the other provisions of this Code, the Company’s Chief Executive Officer and all financial personnel, including the Company’s Chief Financial Officer, are subject to the following additional specific policies:

(i)            The President and all financial personnel (including, without limitation, each senior financial officer) are responsible for full, fair, accurate, timely, and understandable disclosure in the periodic reports required to be filed by the Company with the SEC.  Accordingly, it is the responsibility of the President and each financial employee promptly to bring to the attention of the Company’s senior officers responsible for preparation and oversight of the Company’s SEC filings any material information of which he or she may become aware that affects the disclosures made by the Company in its public filings or otherwise assist such officers in fulfilling their responsibilities.

(ii)           The President and each financial officer or employee shall promptly bring to the attention of the Company Audit Committee any information he or she may have concerning (a) significant deficiencies in the design or operation of internal controls which could adversely affect the Company’s ability to record, process, summarize, and report financial data or (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s financial reporting, disclosures, or internal controls.

(iii)          The President and each financial officer or employee shall promptly bring to the attention of the General Counsel or the President or to the Audit Committee any information he or she may have concerning any violation of this Code, including any actual or apparent conflicts of interest between personal and professional relationship, involving any management or other employees who have a significant role in the Company’s financial reporting, disclosures, or internal controls.

(iv)          The President and each financial officer or employee shall promptly bring to the attention of the General Counsel or the President or the Audit Committee any information he or she may have concerning evidence of a material violation of the securities or other laws, rules, or regulations applicable to the Company and the operation of its business, by the Company or any agent thereof, or of violation of this Code.

14.          Waivers of the Code of Business Conduct and Ethics

Any waiver of this Code for directors or executive officers may be made only by the Company’s Board of Managers and will be promptly disclosed as required by law.  Waivers for other personnel may be made by such committees of the Board or officers to which the Board may delegate such authority from time to time, if any.

15.          Procedures if You are Unsure a Violation Has Occurred

We must all work to ensure prompt and consistent action against violations of this Code.  However, in some situations it is difficult to know if a violation has occurred.  Since we cannot anticipate every situation that will arise, it is important that we have a way to approach a new question or problem.  These are the steps to keep in mind:

•      Make sure you have all the facts.  To reach the right solutions, we must be as fully informed as possible.

•      Ask yourself:  What specifically am I being asked to do?  Does it seem unethical or improper?  This will enable you to focus on the specific question you are faced with and the alternatives you have.  Use your judgment and common sense; if something seems unethical or improper, it may often be.

•      Clarify your responsibility and role.  In most situations, there is shared responsibility.  Are your colleagues informed?  It may help to get others involved and discuss the problem.

•      Discuss the problem with your supervisor.  This is the basic guidance for all situations.  In many cases, your supervisor will be more knowledgeable about the question and will appreciate being brought into the decision-making process.  Remember that it is your supervisor’s responsibility to help solve problems.

•      Seek help from Company resources.  In the rare case where it may not be appropriate to discuss an issue with your supervisor or where you do not feel comfortable approaching your supervisor with your question, you may discuss it with the Company’s Human Resources manager.  If you do not feel comfortable discussing the issue with those persons as well, you may report the issue as described in Section 16.

•      Consider other applicable Company policies.  If there is a specific Company policy relevant to the situation, in addition to this Code, review that policy and consider how it would apply to the situation and any reporting or other procedures set forth in that policy.

•      You may report ethical violations in confidence and without fear of retaliation.  If your situation requires that your identity be kept secret, your anonymity will be protected.  The Company does not permit retaliation of any kind for good faith reports of ethical violations.

•      Always ask first, act later.  If you are unsure of what to do in any situation, seek guidance before you act.

16.          Reporting any Illegal or Unethical Behavior

Employees must read the Company’s Complaint Procedures for Accounting and Auditing Matters, which describes the procedures adopted by the Company’s Audit Committee for the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters.  A copy of the Audit Committee’s Procedures is attached hereto as Exhibit A.  Any employee may submit a good faith concern regarding questionable accounting or auditing matters without fear of dismissal or retaliation of any kind.

Except for complaints or concerns submitted under the Audit Committee’s procedures (see Exhibit A), if you suspect that a violation of this Code has occurred or is occurring, and after considering the procedures described in

Section 15 of the Code, you should immediately report the suspected violation or concern to the Company’s General Counsel.  As of the date of this Code, the Company’s General Counsel is:

Bob Callaway
Premier Entertainment Biloxi, LLC
111 Lameuse Street, Suite 104
Biloxi, Mississippi 39530
228-374-7625
bob.callaway@hardrockbiloxi.com

You may submit reports via U.S. Mail, courier, Federal Express or similar delivery service, phone, e-mail, or in person.  You may submit complaints or concerns confidentially and anonymously.  If you wish to make a report anonymously, please type your report, including the date but not your name, and deliver it via mail, courier, Federal Express or other delivery service, in an envelope marked CONFIDENTIAL.  Alternatively, you may submit an anonymous report by e-mail; to do so, please be sure to send your report from an e-mail address that does not identify the sender.

If you submit a report that is not anonymous, you may be contacted to confirm information or to obtain further information.

17.          Investigation and Corrective Action

Upon receipt of a complaint under this Code, the Company will promptly investigate the complaint and will involve agencies and resources outside the Company if and when such outside involvement appears advisable or necessary.  The Company will exercise discretion regarding the confidentiality of the report and investigation to the extent consistent with the need for a thorough investigation and response and taking into consideration the Company’s disclosure obligations and requirements.

The Board of Managers or the Audit Committee shall conduct, or designate appropriate persons (within or outside of the Company) to conduct, any investigation concerning alleged violations of this Code by any director, the President, or any of the Company’s senior financial officers.  The General Counsel or other appropriate personnel designated by the Board or the Audit Committee will conduct, or designate appropriate persons to conduct, any investigation concerning alleged violations by other officers and employees.  Company directors, officers, and employees, when asked, must cooperate in internal investigations of alleged misconduct.

At the conclusion of any such investigation involving any director, the President, or any of the Company’s senior financial officers, the person leading the investigation will report to the Audit Committee or the full Board of Managers the results of the investigation and any remedial measures such investigator recommends.  At the conclusion of any such investigation involving other officers or employees, such investigator shall make such a report to the General Counsel or the President, as appropriate.

The Company will take all actions deemed appropriate by the Board of Managers, Audit Committee, President, or General Counsel, as applicable, as a result of any such investigation.  If it is determined that a director, officer, or employee of the Company has violated this Code, such action may include disciplinary action, up to and including, termination of employment.  If it is determined that a non-employee has violated this Code, the Company will take appropriate corrective action, which could include severing the Company’s relationship with such non-employee.  Such actions shall be reasonably designed to deter wrongdoing and to promote accountability for adherence to this Code and may include written notices to the individual involved of the determination that there has been a violation, censure, demotion, or re-assignment of the individual involved, suspension with or without pay or benefits, or termination of the individual’s employment.  In determining what action is appropriate in a particular case, the Board of Managers or other appropriate designated person shall take into account relevant information, including the nature and severity of the violation, whether the violation appears to have been intentional or inadvertent, whether the individual in question had been advised prior to the violation as to the proper course of action, and whether or not the individual in question had committed other violations in the past.

Any and all complaints and related information received under this Code will be retained for seven years from the date of the complaint or such other period of time as may be required by law.

18.          Whistleblower Protections

Federal and state laws prohibit retaliatory action by public companies against their employees who take certain lawful actions when they suspect wrongdoing on the part of their employer.  In furtherance of the Company’s obligations under federal law, as well as to preserve the integrity of this Code, neither the Company nor any of our directors, officers, employees, consultants, contractors, subcontractors, or agents may discharge, demote, suspend, threaten, harass, or in any other manner punish, discriminate, or otherwise retaliate against an employee because of any lawful act done by the employee to:

(i)            Provide information, cause information to be provided to, or otherwise assist in an investigation by a federal regulatory or law enforcement agency, any member of Congress or committee of Congress, or any person with supervisory authority over the employee (or such other person working for the company who has the authority to investigate, discover, or terminate misconduct), where such information or investigation relates to any conduct that the employee reasonably believes constitutes a violation of federal mail fraud, wire fraud, bank fraud, or securities fraud laws, any SEC rule or regulation, or any other federal law relating to fraud against shareholders

(ii)           File, cause to be filed, testify, participate in, or otherwise assist in a proceeding relating to alleged violations of any of the federal fraud or securities laws described in (i) above

(iii)          Report, or cause to be reported, any complaint under this Code

The Company is committed to maintaining an environment in which people feel free to report in good faith all suspected incidents of inaccurate financial reporting or fraud.  No retaliatory action will be taken against any person who in good faith reports any conduct which he or she reasonably believes may violate this Code.  In addition, no retaliatory action will be taken against any individual who in good faith assists or participates in an investigation, proceeding, or hearing relating to a complaint about the Company’s auditing or financial disclosures, or who files, causes to be filed, testifies, or otherwise assists in such a proceeding.  However, a person who files a report or provides evidence which he or she knows to be false or without a reasonable belief in the truth and accuracy of such information will not be protected by the above policy statement and may be subject to disciplinary action, including termination of employment or other association with the Company.

EXHIBIT A

PREMIER ENTERTAINMENT BILOXI LLC
(D/B/A HARD ROCK HOTEL & CASINO BILOXI)

PROCEDURES FOR CONFIDENTIAL SUBMISSION OF INFORMATION,
QUESTIONS, COMPLAINTS, OR CONCERNS RELATING TO ACCOUNTING
OR AUDITING MATTERS

The Audit Committee of the Board of Managers of Premier Entertainment Biloxi LLC (d/b/a Hard Rock Hotel & Casino Biloxi) (the “Company”)  has adopted the following procedures for the submission of information, questions, complaints, or concerns regarding the Company’s accounting, internal accounting controls, or auditing matters.  Please contact the Company’s Internal Auditor                                  at                           (phone) or                       (e-mail), if you have questions that are not answered in these procedures.

The Company will post these procedures on its intranet/website and will periodically include a summary of these procedures in its filings with the Securities and Exchange Commission.

Submission of Complaints or Concerns

Manner of Submission.  Information, questions, complaints, or concerns about the Company’s accounting, internal accounting controls, or auditing matters may be submitted to the Audit Committee by any of the following means:

By sending a written description of the information, question, complaint, or concern by U.S. mail, courier, Federal Express or similar delivery service, or by e-mail to the Internal Auditor at:

(name)
(address)

(phone)
(e-mail)

By contacting any member of the Company’s Audit Committee by U.S. mail, courier, Federal Express or similar delivery service, by e-mail, or by phone.  The members of the Audit Committee of the Company are as follows:

Charles (Chuck) Wall
10 South LaSalle Street, Suite 3712, Chicago, Illinois 60603
312-419-4783
chuck@aacapitalpartners.com

David Ross
6860 Lions Head Lane, Boca Raton, Florida 33496
651-852-7100
dsrmax@aol.com

Confidentiality and Anonymity.  Confidentiality is a priority, and all reports will be treated confidentially to the fullest extent possible.  Submissions of information, questions, complaints, or concerns will not be traced and submissions may be made anonymously.  To ensure the anonymous submission via e-mail, please do not send the submission from an e-mail address that identifies the sender.  For submissions that are not anonymous, you may be contacted to confirm information or to obtain additional information.

Receipt and Retention of Submissions

Receipt. The Internal Auditor will promptly forward copies of all submissions to the Audit Committee.  The Audit Committee members will promptly forward all submissions they receive to the Internal Auditor and will evaluate the actions taken by the Company in response to all submissions.

Retention.  All submissions will be maintained in a confidential file.  Access to the confidential file will be restricted to members of the Internal Audit Department, anyone designated by the Internal Auditor, and members of the Audit Committee.  All submissions will be maintained in such file for a minimum of seven (7) years following receipt of such submissions.

Treatment of and Response to Submissions

Review and Response.  The Internal Auditor will promptly review all submissions and report such submissions to the Audit Committee in executive session, with the Internal Auditor’s assessment of the submission and, to the extent relevant, recommended course of action.  In appropriate circumstances, the Internal Auditor will have the authority, in his or her discretion, to bring any submission immediately to the attention of the Audit Committee or to the Chairman of the Audit Committee.  All submissions being reviewed at an Audit Committee meeting will be physically present at the meeting and available for Audit Committee inspection.  The Audit Committee will determine the appropriate means of addressing the submissions and delegate that task to the appropriate member of senior management or take such action as it deems necessary or appropriate to address the submission, including obtaining outside counsel or other advisors to assist the Audit Committee.

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Follow-up.  The Internal Auditor will be available for follow-up inquiries from persons submitting information, questions, complaints, or concerns.  If, after the follow-up discussion, the person submitting the information, question, complaint, or concern concludes that appropriate action has not been taken, he or she may report the matter directly to a member of the Audit Committee.

Documentation of Response.  Receipt of all submissions that are not anonymous will be acknowledged by the Company either orally or in writing, unless the person making the submission requests otherwise.  The Internal Auditor will maintain a record of the response to each submission, including the date of the acknowledgement and any other actions taken.  Such records will be maintained in the confidential file with the submissions for a period of seven (7) years.

No Retaliation.  Retaliation against any person who in good faith makes a submission about any accounting, internal accounting controls, or auditing matters, including illegal or unethical conduct, will not be tolerated and will be a cause for discipline, including possible loss of employment.  A person may report retaliation by the same means described in these Procedures for reporting information, questions, complaints, or concerns or under the Company’s Code of Ethics.

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